SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               -------------------

                                   SCHEDULE TO
                                  (RULE 13e-4)
                             TENDER OFFER STATEMENT
                                      UNDER
                          SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               -------------------

                        PARAMETRIC TECHNOLOGY CORPORATION
         (Name of Subject Company (Issuer) and Filing Person (Offeror))
                               -------------------

                        Options to Purchase Common Stock
                            par value $.01 per share
                         (Title of Class of Securities)
                               -------------------

                                    699173100
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)
                               -------------------

                             Cornelius F. Moses, III
              Executive Vice President and Chief Financial Officer
                        Parametric Technology Corporation
                               140 Kendrick Street
                          Needham, Massachusetts 02494
                                 (781) 370-5000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                    Copy to:
                            Matthew C. Dallett, Esq.
                               Palmer & Dodge LLP
                              111 Huntington Avenue
                           Boston, Massachusetts 02199
                                 (617) 239-0100
                               -------------------
                            CALCULATION OF FILING FEE


---------------------------------------- ---------------------------------------
         Transaction Valuation                    Amount of Filing Fee
---------------------------------------- ---------------------------------------
            Not Applicable*                         Not Applicable*
------------------------

* No filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.

|_| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:     Not Applicable.     Filing Party:    Not Applicable
Form or Registration No.:   Not Applicable.     Date Filed:      Not Applicable.

|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:

         |_|  third party tender offer subject to Rule 14d-1.

         |X|  issuer tender offer subject to Rule 13e-4.

         |_|  going-private transaction subject to Rule 13e-3.

         |_|  amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

                                        2
Explanatory Note

         The following relates solely to preliminary communications made before the commencement of an anticipated voluntary employee stock option exchange (the "Exchange") by Parametric Technology Corporation (the "Company").

         On June 1, 2005, the Company filed a Current Report on Form 8-K regarding the Exchange, which is attached as Exhibit 99.1 hereto (the "Form 8-K").

Additional Information About the Exchange and Where to Find It

Neither the above information nor the Form 8-K constitutes an offer to holders of options to exchange their options. When the Exchange is commenced, the Company will provide optionholders who are eligible to participate in the Exchange with written materials explaining the terms of the Exchange. Persons who are eligible to participate in the Exchange should read these materials carefully when they receive them because they will contain important information about the Exchange. The Company will file these written materials with the Securities and Exchange Commission as part of a tender offer statement upon the commencement of the Exchange. The tender offer statement and all written materials attached to it explaining the Exchange will be available free of charge from the Securities and Exchange Commission's website at www.sec.gov.

                                        3
                                  EXHIBIT INDEX

Exhibit
Number   Description

     99.1 Current Report on Form 8-K dated June 1, 2005 (incorporated by reference to our Current Report on Form 8-K, filed with the Securities and Exchange Commission on June 1, 2005).